Filed pursuant to Rule 433

Registration File No. 333-194478

Pricing Term Sheet

Lear Corporation

$650,000,000 aggregate principal amount of 5.25% Senior Notes due 2025

This free writing prospectus relates to the offering by Lear Corporation of $650,000,000 aggregate principal amount of 5.25% Senior Notes due 2025 (the “Notes”) and should be read together with the preliminary prospectus, dated November 18, 2014, filed pursuant to Rule 424(b)(5) under the Securities Act, including the documents incorporated therein by reference.

Issuer:	Lear Corporation
Subsidiary Guarantors:	Guilford Mills, Inc. Lear Corporation EEDS and Interiors Lear Mexican Seating Corporation Lear Operations Corporation
Security:	Senior Notes due 2025
Distribution:	SEC Registered
Aggregate Principal Amount:	$650,000,000
Maturity:	January 15, 2025
Coupon:	5.25%
Price to Public:	100.00% of aggregate principal amount
Gross Proceeds:	$650,000,000
Net Proceeds to Issuer (before expenses):	$642,687,500
Yield to Maturity:	5.25%
Spread to Benchmark Treasury:	+293 basis points
Treasury Benchmark:	UST 2.250% due November 15, 2024
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2015
Optional Redemption:

At any time on or after January 15, 2020, we may redeem some or all of the Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on January 15 of the years set forth below:

2020                         102.625%

2021                         101.750%

2022                         100.875%

2023 and thereafter  100.000%

Prior to January 15, 2020, we may also redeem some or all of the Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

At any time prior to January 15, 2018, we may redeem up to 40% of the aggregate principal amount of the Notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 105.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that (i) at least 50% of the original aggregate principal amount of the notes issued remains outstanding after the redemption and (ii) the redemption is made within 120 days of the relevant equity offering.

Special Redemption:	Upon the first to occur of either (a) the termination of that certain Stock Purchase Agreement, dated August 27, 2014, among Lear Corporation, EG Holdings, LLC and Everett Smith Group, Ltd. (as amended, supplemented or otherwise modified from time to time) at any time prior to the consummation of our acquisition of the issued and outstanding shares of Everett Smith Group Ltd., the parent of Eagle Ottawa, LLC (the “Acquisition”) or (b) November 15, 2015, if the Acquisition is not consummated by such date (each a “Mandatory Redemption Event”), we will be required to redeem $350 million aggregate principal amount of the notes then outstanding at a redemption price equal to the initial offer price, plus accrued and unpaid interest to, but not including, the date of redemption. In addition, if we determine that a Mandatory Redemption Event is reasonably likely to occur, then we may, at our option, redeem $350 million aggregate principal amount of the notes then outstanding at a redemption price equal to the initial offer price, plus accrued and unpaid interest to, but not including, the date of redemption.

Change of Control Triggering Event:	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Trade Date:	November 18, 2014
Settlement Date:	T+3; November 21, 2014
CUSIP/ISIN:	521865 AX3/ US521865AX34
Ratings*:	Ba2/BB
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC
Senior Co-Managers:	BNP Paribas Securities Corp. SMBC Nikko Securities America, Inc.
Co-Managers:

Commerz Markets, LLC

Fifth Third Securities, Inc.

The Huntington Investment Company

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

Other Additions to the Preliminary Prospectus Supplement:

Pro Forma Ratio of Earnings to Fixed Charges:	As adjusted to give effect to the sale of the notes and the application of the estimated net proceeds as if they had occurred at the beginning of the respective periods, our ratio of earnings to fixed charges would have been approximately 7.4x for the nine months ended September 27, 2014 and 6.0x for the year ended December 31, 2013.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the preliminary prospectus supplement and the accompanying prospectus, the terms of this Pricing Term Sheet shall govern.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (or by telephone at 1-800-831-9146).

This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement and the accompanying prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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